UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Augmedix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05105P 107

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by certain private investment vehicles managed by Redmile Group, LLC (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P., RAF, L.P., and RedCo II Master Fund, L.P. Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of April 21, 2023, as disclosed in Amendment No. 1 to the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on May 1, 2023 (the “Form 10-K/A”), plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,246,320 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,246,320 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,246,320 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds, including Redmile Private Investments II, L.P., RAF, L.P., and RedCo II Master Fund, L.P. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of April 21, 2023, as disclosed in the Form 10-K/A, plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of April 21, 2023, as disclosed in the Form 10-K/A, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RAF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
573,384 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
573,384 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
573,384 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of a warrant to purchase 573,384 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of April 21, 2023, as disclosed in the Issuer’s Form 10-K/A, plus (b) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,821,341 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,821,341 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,821,341 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2	27.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 8,696,146 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 40,675,462 shares of Common Stock outstanding as of April 21, 2023, as disclosed in the Issuer’s Form 10-K/A, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

This amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022, and amendment No. 4 to the Schedule 13D filed with the SEC on April 21, 2023 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, and certain affiliates relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On May 2, 2023, RedCo II Master Fund, L.P. (“RedCo II”) used its working capital to acquire 7,446,146 shares of Common Stock at a price of $3.00 per share in cross trades completed with certain Redmile Funds (as defined in Item 5), including RAF, L.P. (“RAF”) and RedCo I, L.P. (“RedCo I”). The cross trades occurred simultaneously at the market open, at which time the price of the Issuer's common stock was $3.00, and therefore the reported transactions resulted in no profit to Redmile or Mr. Green and resulted in no change in the aggregate beneficial ownership of Redmile or Mr. Green. As a result of the cross trades, RedCo II increased its beneficial ownership to 8,696,146 shares of the Issuer’s Common Stock, RAF reduced its beneficial ownership to less than 5% of the Issuer’s Common Stock outstanding, and RedCo I ceased to be a beneficial owner of any of the Issuer’s Common Stock.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 687,397 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 32,914 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iv) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (v) a warrant to purchase 573,384 shares of Common Stock held by RAF, and (vi) 8,696,146 shares of Common Stock and a warrant to purchase 3,125,195 shares of Common Stock held by RedCo II. Redmile is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (vi) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D with respect to Redmile and Mr. Green, the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of April 21, 2023, as disclosed in Amendment No. 1 to the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on May 1, 2023 (the “Form 10-K/A”), plus (b) 4,615,993 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

For purposes of this Schedule 13D with respect to Redmile Private Investments II, L.P., the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of April 21, 2023, as disclosed in the Form 10-K/A, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

For purposes of this Schedule 13D with respect to RAF, the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of April 21, 2023, as disclosed in the Form 10-K/A, plus (b) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

For purposes of this Schedule 13D with respect to RedCo II, the percent of class was calculated based on: (a) 40,675,462 shares of common stock outstanding as of April 21, 2023, as disclosed in the Form 10-K/A, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 20,246,320

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 20,246,320

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RAF, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 573,384

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 573,384

RedCo I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 11,821,341

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 11,821,341

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Each of RAF and RedCo I ceased to be a beneficial owner of more than 5% of the Issuer’s outstanding Common Stock as of May 1, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: May 4, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: May 4, 2023	redmile private investments ii, l.p.
By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: May 4, 2023	RAF, L.P.
By: RAF GP, LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: May 4, 2023	RedCo I, L.P.
By: Redco I (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: May 4, 2023	RedCo II MAster fund, L.P.
By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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